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                              September 14, 2021

       Brian L. Roberts
       Chairman and Chief Executive Officer
       Comcast Corporation
       One Comcast Center
       Philadelphia , PA 19103

                                                        Re: Comcast Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No. 001-32871

       Dear Mr. Roberts:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. There have been significant developments in federal and state legislation and regulation and international
accords regarding climate change. Please tailor the general disclosure you have about
environmental-related regulatory matters to identify material pending or existing climate
change-related legislation, regulations, and international accords and describe the impact to
your business, financial condition, and results of operations.
   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:

                                                              decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources, including energy use across your network,
production studios and theme parks;
                                                              increased demand
for goods or services that result in lower emissions than competing products or
services;
                                                              increased
competition to develop innovative new products or services that result in lower emissions;
and
                                                              any anticipated
reputational risks resulting from operations, products, or services that
 Brian L. Roberts
Comcast Corporation
September 14, 2021
Page 2
              produce material greenhouse gas emissions.
3. You disclose that severe weather events such as hurricanes and wildfires have impacted your products, services and properties, and could lead to large expenditures. In addition, your CSR report outlines projects and initiatives you will undertake to meet your goal of becoming carbon neutral by 2035. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects. If material, please quantify these expenditures. In addition, discuss the significant physical effects of climate change on your operations and results, if material. This disclosure may include the following:

                severity of weather from climate change, such as floods, hurricanes, sea levels, wildfires, and water availability and quality;
                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
                any weather-related impacts on the cost or availability of insurance.
4. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. In this regard, we note disclosure in your CSR report about your goal to become carbon neutral by 2035 and steps you plan to take to meet that goal.
5. Quantify any material increased compliance costs related to climate change.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Anna Abramson,
Staff Attorney, at (202) 551-4969 with any questions.



FirstName LastNameBrian L. Roberts                             Sincerely,
Comapany NameComcast Corporation
                                                               Division of
Corporation Finance
September 14, 2021 Page 2                                      Office of
Technology
FirstName LastName